January 19, 2006

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR CORRESPONDENCE

Mr Brad Skinner

Accounting Branch Chief

C/O Ms. Christine Davis, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Quality Systems, Inc.
            File no. 001-12537
            Form 10-K for the year ended March 31, 2005

Dear Mr. Skinner:

      On behalf of Quality Systems, Inc. (the "Company"), this letter responds to your comment letter dated January 12, 2006 (a copy of which is attached for your convenience and reference) concerning the filings with the Commission set forth above. This letter includes responses to the comments for periods referenced in your letter. Our numbered paragraphs below replicate the corresponding numbered comments in your letter in bold, with our responses following.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1. You disclose that cash provided by operations is your principal source of cash yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosures to address the underlying factors that resulted in the $13.9 million decrease in cash flows related to accounts receivable. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

In consideration of the guidance provided in Section IV.B.1 of SEC Release 33-8350, we will include the following level of discussion of the underlying drivers affecting cash flows from operations in our future filings:

Cash provided by operations has historically been our primary source of cash and has primarily been driven by our net income and secondarily by non-cash expenses including depreciation, amortization of capitalized software, provisions for bad debts and inventory obsolescence, and stock option expenses.

The following table summarizes our statement of cash flows for the years ended March 31, 2005 and 2004: (000's)

       ------------------------------------------------------------------------
                                                          2005        2004
       ------------------------------------------------------------------------
       Net Income                                        16,109      10,400
       ------------------------------------------------------------------------
       Non-cash expenses                                  4,352       3,337
       ------------------------------------------------------------------------
       Tax Benefit from Stock Options                     2,680       1,454
       ------------------------------------------------------------------------
       Change in deferred income taxes                    2,578        (235)
       ------------------------------------------------------------------------
       Change in deferred revenue                         8,214       5,564
       ------------------------------------------------------------------------
       Change in accounts receivable                    (13,879)     (3,400)
       ------------------------------------------------------------------------
       Change in other assets & liabilities               1,559         183
       ------------------------------------------------------------------------
       Net Cash Provided by Operating Activities         21,613      17,303
                                                        =======     =======
       ------------------------------------------------------------------------


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Net Income

As referenced in the above table, net income makes up the majority of our cash generated from operations for the years ended March 31, 2004 and 2005. Our NextGen Division's contribution to net income has increased each year due to that Division's operating income increasing more quickly than the Company as a whole.

Non-Cash expenses

Non-cash expenses include depreciation, amortization of capitalized software, provisions for bad debts and inventory obsolescence, and stock option expenses. Total non-cash expenses grew by approximately $1.0 million in FY 2005 versus FY 2004. Approximately half of the increase was related to amortization of our increased investment in software development related to our NextGen division in both 2005 and 2004 and.

Tax Benefits from Stock Options/Change in Deferred Tax Assets

The quantity of stock options being exercised by employees in grew in 2005 over 2004 levels resulting in an increase of approximately $1.2 million dollars of tax benefit in FY 2005 versus FY 2004.

As a result of certain timing differences between our book and tax income, net deferred tax assets declined by approximately $2.6 million dollars in FY 2005. Cash paid for income taxes was reduced by a corresponding amount which resulted in a benefit to cash generated from operations in FY 2005.

Deferred Revenue

Cash from operations benefited significantly from increases in deferred revenue primarily due to an increase in the volume of implementation and maintenance services invoiced by the NextGen Division which had not yet been rendered or recognized as revenue. Deferred revenue grew by approximately $8.2 million in FY 2005 versus $5.6 million in FY 2004.

Accounts Receivable

Accounts receivable grew by approximately $13.9 and $3.4 million in FY 2005 and 2004 respectively. The larger increase in accounts receivable in FY 2005 stemmed from these main factors:

      1) NextGen division revenue grew from $54.4 million in FY 2004 to $73.6 million in FY 2005, an increase of 35.2%.

      2) The NextGen Division constituted a larger percentage of our receivables at March 31, 2005 compared to March 31, 2005. Turnover of accounts receivable in the NextGen division is slower than the QSI division due to the fact that the majority of the QSI division's revenue is coming from maintenance and EDI services


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

            which typically have shorter payment terms than systems sales related revenue which historically have accounted for a major portion of NextGen division sales.

      3) We experienced an increase in the volume of undelivered services billed in advance by the NextGen division which were unpaid as of the end of each period and included in accounts receivable. This resulted in an increase in both deferred revenue and accounts receivable of approximately $4.5 and $2.3 million in FY 2005 and 2004 respectively

2. We note that your DSO appears to have increased to 119 days as of March 31, 2005 from 99 days as of March 31, 2004. Please describe for us, in reasonable detail, the reasons for this apparent increase. Describe any changes in the payment terms you offer or your collection policies and practices. Tell us how you have considered providing disclosures about DSO in your MD&A.

We will include the following level of discussion regarding DSO's in our future filings:

We did not change any of our payment or collections policies or processes during FY 2004 or FY 2005. During fiscal year's 2004 and 2005, DSO's have ranged from as low as 99 days to as high as 119 days. During these two years, DSO's have generally gravitated toward the mid-point of this historical range, though DSO's increased gradually throughout FY 2005.

At March 31, 2005, DSO's had increased from 115 days at the conclusion of the prior quarter and 99 days as of March 31, 2004.

The increase in DSO's from March 31, 2004 to 2005 was primarily a result of the following:

      1. Increase in the volume of undelivered services billed in advance by the NextGen division which were included in accounts receivable.

      As detailed in our discussion of our revenue recognition accounting policy, the Company bills the entire amount of a new contract upon contract execution. Amounts billed but not recognized as revenue are recorded in both accounts receivable and in deferred revenue. Unpaid deferred revenue grew approximately $4.5 million during the course of FY 2005.

      2.    Increase in NextGen's share of consolidated accounts receivable

      The NextGen division comprised a greater portion of total accounts receivable at the end of FYE 2005 versus 2004. As of March 31, 2005, NextGen accounted for approximately 90% of consolidated net accounts receivable compared to 81% as of March 31, 2004. On average, DSO's at the NextGen division are higher than DSO's for the QSI division due to the larger proportion of NextGen division revenue


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

      generated from system sales where payment terms are generally longer in duration than the maintenance and EDI services which make up the majority of QSI division revenue

      3. Normal fluctuations

      We have historically experienced some degree of fluctuation in DSO's due to the timing of contract payment terms on our systems sales and the general effectiveness of our credit and collections staff.

Item 9A. Controls and Procedures, page 41

3. We note that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of the filing date of your report. Rule 13a-15(b) of the Exchange Act and 307 of Regulation S-K require that management evaluate the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the report. Please tell us management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by this Form 10-K and confirm that you will conform your disclosure to the required of Item 307 in future filings. Please provide similar representations for the subsequent Form 10-Q's you have filed.

The following represents management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-K which was March 31, 2005.

      Based on their evaluation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of March 31, 2005, our officers including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures result in the effective recordation, processing, summarization and reporting of information that is required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 and the rules there under.

The following represents management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-Q which was June 30, 2005.

      Based on their evaluation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of June 30, 2005, our officers including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures result in the effective recordation, processing, summarization and reporting of information that is required to be


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

      disclosed in the reports that we file under the Securities Exchange Act of 1934 and the rules there under.

The following represents management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-Q which was September 30, 2005.

      Based on their evaluation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2005, our officers including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures result in the effective recordation, processing, summarization and reporting of information that is required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 and the rules there under.

We will conform our disclosure to comply with Item 307 in future filings.

4. We note your disclosure that your "disclosure controls and procedures result in the effective recordation, processing, summarization and reporting of information." Exchange Act Rule 13a-15(e) requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of March 31, 2005 and subsequent interim periods and confirm that you will conform your disclosure in future filings.

The following represents management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-K which was March 31, 2005.

      Based on their evaluation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of March 31, 2005, our officers including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the


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

      reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

      We will conform our disclosure to comply with Exchange Act Rule 13a-15(e) in future filings.

The following represents management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-Q which was June 30 2005.

      Based on their evaluation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of June 30, 2005, our officers including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

The following represents management's conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-Q which was September 30, 2005.

      Based on their evaluation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2005, our officers including ourChief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

We welcome any further questions or comments you my have.

Respectfully submitted,

/s/ Paul Holt
Paul Holt
Chief Financial Officer
Quality Systems, Inc.


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